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                                                                   Exhibit 99.1



February 17, 1998                                           Contact: Rusty Page
                                                                 1-704-333-3305


Company Press Release
---------------------

Source: COHR Inc. and Subsidiaries


                COHR ANNOUNCES THIRD QUARTER FINANCIAL RESULTS,
                        SPECIAL CHARGES AND RESTATEMENT


Chatsworth, CA -- COHR Inc. (NASDAQ: CHRI) announced today its financial results for the third quarter and the nine months ended December 1, 1997, and an update of the Board's consideration of strategic alternatives.

As previously reported in a press release issued on December 30, 1997, the Board of Directors initiated a special review of the financial performance of the Company for the nine months ended December 31, 1997 and engaged the Company's outside auditors to assist in its review. In that press release, the Company indicated that, based upon preliminary estimates, it expected to record a charge to fiscal year 1998 earnings of $8.0 million before taxes.

Based on the results of the Board's special review, actual charges to fiscal year 1998 earnings through the first three quarters ended December 31, 1997 will amount to $12.6 million before taxes, an increase of $4.6 million from the previously announced preliminary estimate of $8.0 million. The $4.6 million increase was primarily attributable to a $2.6 million write-off of goodwill associated with one of the Company's acquisitions and an increase of $1.5 million in the allowance for doubtful accounts over the preliminary estimate of $2.2 million. Of the $12.6 million charge, $6.7 million will be recorded in the third quarter of fiscal year 1998, and will include items amounting to $4.1 million classified as special charges. Those special charges include $2.6 million in goodwill write-off and $1.5 million in non-recurring legal, accounting and related costs associated with the Board's special review.

The Company has concurrently concluded that a restatement of previously reported financial statements for the first two quarters of fiscal year 1998 and for fiscal year 1997 is appropriate, based upon management's determination that certain equipment and software sales were prematurely recorded and that certain liabilities were understated. The Company expects to issue restated financial statements promptly. Restated operating results for the first and second quarters of fiscal year 1998 will reflect a pretax charge of $0.2 million and $5.7 million, respectively. Total charges relating to financial statements for the year ended March 31, 1997 will amount to $4.1 million before tax benefit. As a result, net income and basic net income per share for fiscal year 1997 will be $2.4 million and $0.46, respectively, rather than $4.8 million and $0.93.

For the three months ended December 31, 1997, the Company reported revenues of $24.4 million, a pretax loss of $13.3 million and a net loss of $10.7 million, or a $1.66 basic loss per share. Included in the pretax loss are special charges of $4.1 million and an increase in the allowance for doubtful accounts of $3.7 million. For the nine months ended December 31, 1997, the Company reported revenues of $75.2 million, a pretax loss of $14.5 million, and a net loss of $11.4 million, or a $1.77 basic loss per share.
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The net loss for each of the three-month and nine-month periods ended December
31, 1997, was also negatively impacted by the fact that there are limitations on the amount of the net operating losses that can be carried back for income tax purposes.

Stephen W. Gamble, Interim President and Chief Executive Officer, said, "These financial statement adjustments are the result of a detailed review of significant transactions and our balance sheet by our new financial management with the assistance of our outside auditors. The internal control and systems issues identified in the special review are currently being addressed and remedial actions have been initiated, including the appointment of a new Chief Financial Officer. Further, the Company is embarking on a stringent cost reduction program."

Lynn P. Reitnouer, Chairman of the Board of Directors of COHR, reported the appointment of Daniel F. Clark as Chief Financial Officer replacing Umesh Malhotra. Mr. Clark had served as Executive Vice President of Finance since January 20, 1998 and as a financial consultant to the Board for the prior month. Mr. Clark, who holds an MBA from the Harvard Business School, was previously employed with PepsiCo, Inc. for the past 11 years, most recently serving as Chief Financial Officer of California Pizza Kitchen, Inc.

Mr. Reitnouer also reported that in connection with the engagement of Lehman Brothers as its financial advisor, the Board of Directors has elected to pursue a possible sale of the Company. There can be no assurance that any sale will be consummated. Lehman Brothers has advised the Company that it has received a significant number of inquiries from third parties, including an unsolicited offer from a financial buyer that was supported by certain COHR management personnel, not including the present CEO and CFO. That offer was contingent upon the Board negotiating exclusively with that potential buyer for a period of time. The Board responded that it has determined that an exclusive period of negotiation is not in the best interests of shareholders at this time. The Board considers the offer to have been withdrawn.

The Company will hold a special investors' conference call at 2:00 p.m. Pacific Standard Time (5:00 p.m. Eastern time) on Tuesday, February 17, 1998. Investors who wish to participate in the call may access it by dialing 1-800-893-3008 shortly before 2:00 p.m. Tuesday.

COHR Inc., a leading national health care outsourcing and contract service organization, serves hospitals, integrated health systems and alternate site providers with a wide range of essential services and supplies.

This press release includes statements regarding anticipated future developments that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Because such statements involve risks and uncertainties, the Company's actual future results could differ materially from historical results and from those set forth in the forward-looking statements. Some of the factors that could cause actual results to differ materially include the effect of final accounting adjustments, the collectibility of accounts receivable, competitive conditions, the effect of restating financial statements on the results of operations or on relationships
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with customers, and other factors identified in the Company's documents filed from time to time with the Securities and Exchange Commission.


                                   * * * * *


                                   COHR INC.

                           Summary Operating Results
                                  (unaudited)
                                 (in thousands)


-------------------------------------------------------------------------------
                                Three Months Ended         Nine Months Ended
                                 December 31, 1997         December 31, 1997
                                ------------------         -----------------

Revenue                               $24,422                   $75,197

Direct Operating Expenses              20,187                    61,589

Gross Margin                            4,235                    13,608
                                     --------                  --------

Selling, General & Administrative      13,688                    24,748
  Expenses

Special Charges                         4,115                     4,115

Other Net                                (234)                     (771)
                                     --------                  --------

Loss Before Tax Benefit               (13,334)                  (14,484)

Income Tax Benefit                     (2,679)                   (3,075)
                                     --------                  --------

Net Loss                             $(10,655)                 $(11,409)
                                     ========                  ========
Net Loss Per Share - Basic            ($1.66)                   ($1.77)
                                     ========                  ========

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